Exhibit 99.1

Silicom Awarded $4M/Yr FPGA Smart NIC
Design Win by New Fortune 500 Customer

KFAR SAVA, Israel – May 28, 2025 - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that it has secured a major FPGA Smart NIC win from a new customer, a Fortune 500 cloud-based service provider located in North America. The customer selected the Silicom card after a year-long process which included a thorough technical evaluation.

Silicom is currently in the process of customizing the card’s off-the-shelf version to match the customer’s exact requirements, and will then roll out production. Initial deliveries are scheduled to begin towards the end of 2025, followed by a ramp-up through 2026. Once the full run rate is achieved, revenues related to the Design Win are expected to reach $4 million per year.

“We are proud and excited that such a large and influential customer has selected our FPGA Smart NIC, a testament to our innovation, reliability and the rock-solid performance of our technology,” commented Liron Eizenman, Silicom’s CEO. “The customer’s tests demonstrated clearly the performance edge that they can achieve using our solution, helping it maintain its top-tier service even as data volumes and security risks multiply. Other customers are very interested in similar solutions and have already engaged us."

Mr. Eizenman continued, “We believe this is the tip of the iceberg with this customer, and are already exploring opportunities to supply additional components and systems for massive worldwide deployment. We are aiming to build a long-term partnership in which they rely on us for a variety of strategic solutions, in line with our plan for building our business and shareholder value.”

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About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.
For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom’s increasing dependence for substantial revenue growth on a limited number of customers, the speed and extent to which Silicom's solutions are adopted by the relevant markets, difficulty in commercializing and marketing of Silicom’s products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to its manufacturing, sales & marketing, development and customer support activities, the impact of the wars in Gaza and in the Ukraine, attacks on shipping by Huthis in the Red Sea, rising inflation, rising interest rates and volatile exchange rates, as well as any continuing or new effects resulting from the COVID-19 pandemic, and  the global economic uncertainty, which may impact customer demand by encouraging them to exercise greater caution and selectivity with their short-term IT investment plans. The factors noted above are not exhaustive.

Further information about the company’s businesses, including information about factors that could materially affect Silicom’s results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by the Company and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “expect,” “should,” “believe,” “anticipate” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com